U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     William T. Walker
     812 Birchwood Drive
     W. Los Angeles, CA 90024-2502

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation  FPX

3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####

4.   Statement for Month/Year

     March 1998

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  ( )  Officer (give title below)
     ( )  Other (specify below)


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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2. Transaction |3. Transaction  |4. Securities          | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or     |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)     |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)  |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|      |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price|    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------  ------------------   -----------------  --------------

Common Stock                                                             12,220               D (unchanged)

Common Stock                                                             11,220               D (unchanged)

Common Stock                                                             10,220               D (unchanged)

Common Stock                                                              9,220               D (unchanged)

Common Stock                                                              8,500               D (unchanged)

Common Stock                                                              9,500               D (unchanged)




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TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

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1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  tion     |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- ---------

Stock                                                       3/5/  3/4/      Common
Options   $1.5625      3/5/98    A           37,500         1998  2003      Stock  37,500    $1.5625 37,500    D

Stock                                                                                                38,250    D (unchanged)
Options

Stock                                                                                                68,975    D (unchanged)
Options

Private
Company
Warrants                                                                                             64,015    D(1) (unchanged)

Repre-
sentative
Unit
Warrants                                                                                              3,600    D(2) (unchanged)


(1) Each warrant represents 1.3792 shares for a total of 88,289 common shares underlying these 64,015 private warrants.

(2) Each Representative Unit Warrant consists of 3.3097 shares of common stock and 2 public common stock purchase warrants. Each public Common stock purchase warrant is exercisable into 1.4375 shares of common stock. The total combined number of common shares underlying the 3,600 Representative Unit Warrants is 22,265.

SIGNATURE  OF REPORTING PERSON

/s/ William T. Walker
------------------------

DATE
April 2, 1998